EXHIBIT 99.1

POET Technologies Announces First Volume Purchase Order For Its Optical Engines

TORONTO, May 11, 2023 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (NASDAQ: POET | TSXV: PTK), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and artificial intelligence markets, today announced the first volume production order for its optical engines placed with the Company’s 80%-owned joint-venture company, Super Photonics Xiamen (“SPX”). Valued at more than US$3 million, the purchase order was placed by Beijing FeiYunYi Technology Ltd. (”BFYY”), which will produce optical transceiver modules using POET-designed optical engines for sale to telecom and data center markets globally. This initial volume purchase order was placed against BFYY’s 3-year forecast of US$30 million in expected optical engine purchases.

With deep connections to the telecom industry in China, BFYY is investing heavily in transceiver module design and manufacturing to build, market and sell optical transceiver modules specifically focused on large telecom and data center service providers. The modules incorporate POET Optical Interposer-based optical engines which are assembled with components, tested and sold by POET’s 80%-owned JV company, SPX.

"We are pleased to partner with POET and Super Photonics to utilize their unique optical engines in our transceivers,” said Wei Zhang (Wesley Zhang), CEO of BFYY. “POET and Super Photonics have demonstrated the superior performance and design of these optical engines. There is ongoing close collaboration among our engineering and manufacturing teams to complete the design and start production. Feedback from our customers is extremely positive and we want to quickly ramp to high-volume production to service the telecom market.”

POET had previously announced POET ONE™, a single-chip optical engine solution incorporating complete transmit and receive functionalities for implementation in a 100G optical transceiver. The POET ONE optical engine offers significant performance advantages and minimizes the transceiver design cycle time for BFYY. In addition to the cost benefits of POET’s wafer-scale assembly, POET ONE will enable BFYY to speed the design and qualification cycle with customers and ramp to high-volume production and sales.

“With this purchase order, POET and SPX have both achieved major commercial milestones for our optical engines and for the companies overall. A production order of this size validates the commercial viability of our optical engines and other POET Optical Interposer-based products that are specifically designed to be scalable in volume, cost, and power consumption, well ahead of current industry demands,” said Vivek Rajgarhia, President and GM of POET and Vice-Chairman of SPX. “Our fundamental differentiation in bringing wafer-scale die attach, passive optical assembly, and chip-scale manufacturing represents the true “semiconductorization” of photonics. Our partnerships with world-class component vendors, combined with the POET Optical Interposer platform, allows us to serve the needs of customers like BFYY in a highly competitive market with a truly differentiated technology.”

POET and SPX expect to complete the design verification testing and reliability qualification of POET ONE by the fourth quarter of 2023 and then start production shipments to BFYY in early 2024.

Watch a video of POET’s Chairman and CEO Dr. Suresh Venkatesan discussing the agreement and more here:

https://youtu.be/I9wbQFYTne8

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s announced products and those of its customers.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions, which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success of the Company’s announced products, the ability to design a product to the required specifications, the success of its customer’s products, the capabilities of its operations, including its joint venture and business partners to correctly gauge market needs and to produce products in the required amounts and on a timely basis. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, the failure to produce products on a timely basis or at all, the failure of its optical engines to be incorporated into its customer’s transceiver products, the failure of its customer’s products to achieve market penetration, operational risks including the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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